UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LOCAL.COM CORPORATION
(Name of Issuer)
Common Stock, $0.00001 par value per share
(Title of Class of Securities)
53954R 10 5
(CUSIP Number)
October 12, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	53954R 10 5	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FRASTACKY ASSOCIATES, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

CANADA

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Five percent of less

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	53954R 10 5	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FJF INVESTMENTS INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

CANADA

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Five percent of less

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	53954R 10 5	Page	4	of	7 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FEDOR J. FRASTACKY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

CANADA

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Five percent of less

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Page	5	of	7 Pages

Item 1.	(a)	Name of Issuer: LOCAL.COM CORPORATION

	(b)	Address of Issuer’s Principal Executive Offices:

One Technology Drive, Building G
Irvine, California 92618

Item 2.	(a)	Name of Person Filing:

(i) FRASTACKY ASSOCIATES, INC.

(ii) FJF INVESTMENTS, INC.

(iii) FEDOR J. FRASTACKY

	(b)	Address of Principal Business Office:

22 ST. CLAIR AVENUE EAST, SUITE 1500, TORONTO, ONTARIO M47 2S5 CANADA

	(c)	Citizenship: CANADA

	(d)	Title of Class of Securities: COMMON STOCK

	(e)	CUSIP Number: 53954R 10 5

Item 3.	Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): NOT APPLICABLE

Item 4.	Ownership.

	(a)	Amount beneficially owned: NOT APPLICABLE

	(b)	Percent of class:

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition:

(iv) Shared power to dispose or to direct the disposition:

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: This statement is filed pursuant to Rule 13d-1(d) or 13d-2 and the persons filing are: FJF INVESTMENTS, INC. , a parent holding company of FRASTACKY ASSOCIATES, INC. in accordance with Section 240.13d-1(b)1(ii)(G) and FEDOR J. FRASTACKY, a control person in accordance with section 204.13d-1(b)1(ii)(G).

Item 8.	Identification and Classification of Members of the Group: NOT APPLICABLE

Item 9.	Notice of Dissolution of Group: NOT APPLICABLE

Item 10.	Certification: NOT APPLICABLE

Page	6	of	7 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRASTACKY ASSOCIATES, INC.

Date: November 9, 2006	By:	/s/ Fedor J. Frastacky

FEDOR J. FRASTACKY, President

Page	7	of	7 Pages
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule G and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.
     IN WITNESS WHEREOF, the undersigned hereby execute this agreement on November 9, 2006.

FJF INVESTMENTS INC.

By:	/s/ Fedor J. Frastacky

FEDOR J. FRASTACKY